Exhibit 99.1

Press Release                                            Source: edaddywarbucks

Hesperia Holding Inc. Signs Media Agreement with edaddywarbucks
Thursday September 30, 1:04 pm ET

HESPERIA, Calif.--(BUSINESS WIRE)--Sept. 23, 2004--Hesperia Holding Inc. (OTCBB:HSPR - News) will acquire $2 million in media through an agreement with edaddywarbucks to promote Hesperia's products through a massive regional and national advertising campaign.

Hesperia Holding Inc., through its wholly owned subsidiary, Hesperia Truss Inc., designs, engineers and manufactures roof and floor trusses that serve both the residential and commercial construction industry. Hesperia Truss Inc. was founded in 1993 in Hesperia, California by Don Shimp and Mark Presgraves. The company has since grown to annual revenue of $8.14 million in 2003 and continues to grow in the first six months of 2004 with a 38% increase over the prior year. Its market area includes the fast-growing High Desert Region and Inland Empire areas of Southern California and Southern Nevada markets. Hesperia Holding Inc, employs approximately 110 people on its five-acre facility in Hesperia, California.


"We believe this first transaction of $2 million in advertising exposure through edaddywarbucks will allow us to grow our company and help it reach its full potential," said Hesperia Truss spokesman Fred Smith.


Edaddywarbucks, is a strategic marketing company that facilitates leverage and barter arrangements with national media to build brand awareness and consumer acceptance of publicly trade companies.


"I am excited to be involved with such a progressive company serving southern California's and southern Nevada's booming construction industry," said Norman Alvis, president and founder of Sacramento, California-based edaddywarbucks.


For more information please visit www.hesperiatrussinc.com or www.edaddywarbucks.com.


The Private Securities Digitations Reform Act of 1995 provides a "safe harbor" for forward-looking statements. Certain of the statements contained herein, which are not historical facts, are forward-looking statements with respect to events, the occurrence of which involve risks and uncertainties. These forward-looking statements may be impacted, either positively or negatively, by various factors. Information concerning potential factors could affect the Company is detailed from time to time in the Company's reports filed with the Securities and Exchanges Commission.



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     Andrew Austin, 619-334-8521